07026071

Follow-Up Materials

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ADB

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS:

PROCESSED
AUG 21 2007
THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83-00002 FISCAL YEAR:

(03/94)

83-00002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's CAD250,000,000
4.65 per cent. Notes due 16 February 2027

Filed pursuant to Rule 3 of Regulation AD
Dated: February 19, 2007

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of CAD250,000,000 principal amount of 4.65 per cent. Notes due 16 February 2027 (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program").

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated July 20, 2005 (the "Prospectus") and in the Pricing Supplement relating to the Notes dated February 15, 2006 (the "Pricing Supplement"), each of which is filed herewith. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated April 29, 2005, was filed under a report of the ADB dated May 4, 2005.

The paying agent of the ADB with respect to the Notes is Citibank, N.A. of Citigroup Centre, Canada Square, Canary Wharf, London E14 5BL.

Item 2. Distribution of Obligations

See the Prospectus, pages 58 to 60 and the Pricing Supplement.

As of February 15, 2006, the ADB entered into a Terms Agreement, filed herewith, with Royal Bank of Canada Europe Limited and Canadian Imperial Bank of Commerce, London Branch (collectively, the "Managers"), pursuant to which the ADB agreed to issue, and the Managers severally agreed to purchase, a principal amount of the Notes aggregating CAD250,000,000 for an issue price of 99.667% less management and underwriting fees and selling concessions of

0.30%. The Notes were offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. The delivery of the Notes was made on February 16, 2006.

The Managers offered all the Notes to the public at the public offering price of 99.667%.

The respective principal amounts of the Notes that each of the Managers committed to underwrite are set forth opposite their names below:

Name	Principal Amount CAD
Royal Bank of Canada Europe Limited	CAD 225,000,000
Canadian Imperial Bank of Commerce, London Branch .	25,000,000
Total	CAD250,000,000

Item 3. Distribution Spread

See the Pricing Supplement, pages 3, 4, 5, 6, and 7 and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	99.667%	0.30%	99.367%
Total	CAD249,167,500	CAD750,000	CAD248,417,500

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

None.

Item 6. Application of Proceeds

See the Prospectus, page 5.

Item 7. Exhibits

(a) (i) Prospectus to the Global-Medium Term Note Program dated July 20, 2005, previously filed under a report of the ADB dated July 20, 2005.

(ii) Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of May 17, 2004, previously filed under a report of the ADB dated October 15, 2004.

(b) Copy of an opinion of counsel as to the legality of the Notes.

(c) Terms Agreement dated February 15, 2006.

(d) (i) Information Statement dated April 29, 2005, previously filed under a report of the ADB dated May 4, 2005.

(ii) Pricing Supplement dated February 15, 2006.

ADB

Asian Development Bank

16 February 2006

Royal Bank of Canada Europe Limited
Canadian Imperial Bank of Commerce
c/o Royal Bank of Canada Europe Limited
71 Queen Victoria Street
London EC4V 4DE
United Kingdom

Ladies and Gentlemen,

ASIAN DEVELOPMENT BANK
Series No.: Series No: 238-00-1 CAD 250,000,000 4.65 per cent. Notes due 16 February 2027 (the "Notes")
Issued Under the Global Medium-Term Note Program (the "Program")

I have participated in the proceedings of the Asian Development Bank ("ADB") to authorize the issue and sale of the captioned Notes issued under the Program. In that connection, I have examined, among other things, the following:

(a) the Agreement Establishing the Asian Development Bank (the "Charter") and the By-Laws of ADB;

(b) a letter dated 18 January 2006 from the Department of Finance of Canada to the Treasurer of ADB confirming that the Government of Canada has given all approvals required from such Government pursuant to Article 21 of the Charter for the purposes of the Notes;

(c) a letter dated 12 November 1997 from the Bank of England to the Treasurer of ADB, confirming that the Government of the United Kingdom has given all approvals required from such Government pursuant to Article 21 of the Charter for the purposes of the Notes;

6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines
Tel +63 2 632 4444
Fax +63 2 636 2444
information@adb.org
www.adb.org

(d) the resolution adopted by the Board of Directors of ADB on 6 December 2005 (the "Resolution"), authorizing the issue and sale of the Notes pursuant to various determinations of the President, a Vice President or the Treasurer of ADB;

(e) the memorandum of the Treasurer of ADB dated 14 February 2006 setting forth his determinations as required under the Resolution for the issue and sale of the Notes;

(f) the Borrowing Regulation of ADB dated 3 December 1992;

(g) the Terms Agreement between ADB and Royal Bank of Canada Europe Limited and Canadian Imperial Bank of Commerce dated 15 February 2006 (the "Terms Agreement") relating to the issue and sale of the Notes; and

(h) the Pricing Supplement dated 15 February 2006 (the "Pricing Supplement") relating to the issue and sale of the Notes.

Based on my examination and review of the documents described above and such other documents and matters as are in my judgment necessary for the purposes of this opinion, I am of the opinion that:

(A) ADB has obtained all governmental approvals required pursuant to the Charter in connection with the offering, issue and sale of the Notes.

(B) The creation, issue, sale and delivery of the Notes have been duly authorized. When the Notes have been duly issued and delivered in book-entry form, or duly executed, authenticated, issued and delivered with respect to Notes in definitive form, and have been paid for in accordance with the Terms Agreement, the Notes will constitute valid, binding and enforceable obligations of ADB in accordance with their terms.

(C) The Terms Agreement and the Pricing Supplement have each been duly authorized, executed and delivered by ADB and constitute each a valid, binding and enforceable agreement of ADB.

This opinion is limited to matters of public international law, including without limitation the Charter, the By-Laws of ADB, the Rules of Procedure of the Board of Governors of ADB and the Rules of Procedure of the Board of Directors of ADB. No opinion is expressed herein, or should be deemed to be implied hereby, in respect of the laws of any national

jurisdiction. To the extent that any opinion is expressed herein as to the validity and binding effect of any agreement or instrument executed by ADB which by its terms is governed by national law, such opinion as to matters of public international law is given upon the assumption of the validity and binding effect of such agreement or instrument under such national law.

Very truly yours,

EVELINE FISCHER
Officer-in-Charge and
Deputy General Counsel

Execution Copy

TERMS AGREEMENT NO. 238-00-1

under the

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

CAD250,000,000

4.65 per cent. Notes due 16 February 2027

15 February 2006

Asian Development Bank
P.O. Box 789
0980 Manila
Philippines

Attention: Assistant Treasurer, Treasury Department

The undersigned managers (the "**Managers**") agree to purchase from the Asian Development Bank ("**ADB**") CAD250,000,000 of ADB's 4.65 per cent. Notes due 16 February 2027 (the "**Notes**") described in the pricing supplement dated as of the date hereof relating thereto (the "**Pricing Supplement**") at 10:00 a.m., London time on 16 February 2006 (the "**Settlement Date**") at an aggregate purchase price of CAD248,417,500, on the terms set forth herein and in the Standard Provisions dated as of May 17, 2004 (the "**Standard Provisions**") relating to the issuance of Notes by ADB. The Standard Provisions are incorporated herein by reference. In so purchasing the Notes, each Manager understands and agrees that it is not acting as an agent of ADB in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "**Notes**" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meanings when used herein.

ADB represents and warrants to the Managers that (a) the representations and warranties of ADB set forth in Section 2 of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as of the Settlement Date; and (b) as of the date hereof, all documents or other information required by the applicable provincial regulatory authorities in Canada to be filed in order that the Notes will qualify as debt securities described in

section 2.34(2)(g) of National Instrument 45-106 – *Prospectus and Registration Exemptions* (Canada) have been filed with such regulatory authorities by or on behalf of ADB. As at the date hereof, each Manager has advised ADB of each of the provinces and territories in Canada in which such Manager has sold or delivered any Notes to a purchaser who is a resident thereof or otherwise subject to the laws of thereof or who is purchasing for a principal who is a resident thereof or otherwise subject to the laws thereof.

The obligations of each of the Managers to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of ADB's representations and warranties contained in the Standard Provisions and to ADB's performance and observance of all applicable covenants and agreements contained herein and therein.

ADB certifies to the Managers that, as of the Settlement Date, (i) ADB has performed all of its obligations under the Standard Provisions and this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date and (ii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of ADB, and nothing has happened or is expected to happen that would require the Prospectus to be supplemented or updated.

The obligation of each of the Managers to purchase Notes hereunder is further subject to the receipt by each of the Managers of the documents referred to in Section 6(b) of the Standard Provisions, if requested by such Manager. Each of the Managers hereby waives its right to receive each of the documents described in paragraphs (i) and (iii) through (v) in Section 6(b) of the Standard Provisions.

1. ADB agrees that it will issue the Notes and the Managers named below severally agree to purchase the Notes at the aggregate purchase price specified above, calculated as follows: the issue price of 99.667 per cent. of the principal amount less a combined management and underwriting fee of 0.30 per cent. of the principal amount. For the avoidance of doubt, the Managers' purchase price after the above adjustment shall be CAD248,417,500.

   The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name:	Principal Amount: (CAD$)
Royal Bank of Canada Europe Limited	225,000,000
Canadian Imperial Bank of Commerce, London Branch	25,000,000
Total:	250,000,000

2. Payment for the Notes shall be made on the Settlement Date on behalf of the Managers by the Royal Bank of Canada Europe Limited to ADB by transfer in immediately available funds to an account designated by ADB. The Notes shall be issued in the form of a registered global note (the "CDS Global Note") which shall be registered in the name of CDS & CO. as nominee for The Canadian Depository for Securities Limited ("CDS"). The Notes shall be delivered in book-entry form to the Royal Bank of Canada Europe Limited or to its order for the respective accounts of the several Managers on the Settlement Date.

3. In accordance with the provisions of Section 4(e) of the Standard Provisions, the Managers have appointed Royal Bank of Canada Europe Limited (or any person acting for Royal Bank of Canada Europe Limited) as Stabilizing Manager with respect to this issue of Notes.

4. ADB hereby appoints each of the Managers as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the Managers shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the Managers acknowledges having received copies of the following documents that it has requested:

   (i) copies of the Prospectus and the Global Agency Agreement and the Fiscal Agency Agreement, duly executed by the parties thereto; and

   (ii) copies of each of the most recently delivered documents referred to in Section 6(b) of the Standard Provisions.

5. In consideration of ADB appointing each of the Managers as a Dealer solely with respect to this issue of Notes, each of the Managers hereby undertakes for the benefit of ADB and each of the other Dealers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations specified to be assumed by a Dealer under the Standard Provisions.

6. Each of the Managers acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of notes of ADB pursuant to the Standard Provisions and that such appointment will terminate upon this issue of Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the Managers that have arisen prior to such termination.

7. For purposes hereof, the notice details of each of ADB and the Managers are as follows:

For ADB:

Asian Development Bank
P.O. Box 789
0980 Manila
Philippines

Attention:	Funding Division, Treasury Department
Telephone:	(632) 632-4713
Facsimile:	(632) 632-4120 or 636-2625

For the Managers:

Royal Bank of Canada Europe Limited
71 Queen Victoria Street
London EC4V 4DE
United Kingdom

Attention:	Origination & Syndication Desk
Telephone:	+44 7029 7031
Facsimile:	+44 7029 7927

8. If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Terms Agreement, Managers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the principal amount of the Notes for which the non-defaulting Managers were originally committed; provided, however, that if the aggregate principal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes and arrangements satisfactory to the Managers and ADB for the purchase of such principal amount of Notes as to which such default occurred have not been made within 48 hours of such default, the non-defaulting Managers shall be entitled to terminate this Terms Agreement without any liability on the part of any non-defaulting Managers. Nothing herein will relieve a defaulting Manager from liability for its default.

9. All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

10. To complement the selling restrictions contained in exhibit D to the Standard Provisions, each of the Managers hereby:

(i) Represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

(ii) Severally acknowledges, represents and agrees that (a) no prospectus has been issued or will be issued in respect of the Notes for distribution to the public under applicable Canadian securities laws, and (b) the Notes may not be offered or sold, directly or indirectly, in Canada except in compliance with applicable Canadian securities laws and accordingly, any sales of the Notes will be made (i) through a Canadian chartered bank, an appropriately registered securities dealer or in accordance with an available exemption from the registered securities dealer requirements under applicable Canadian securities laws; and (ii) pursuant to an exemption from the prospectus requirements of such securities laws.

(iii) Severally acknowledges, represents and agrees that other than the filing with the applicable provincial regulatory authorities in Canada of the documents and other information required to be filed with such regulatory authorities in order that the Notes will qualify as debt securities described in section 2.34(2)(g) of National Instrument 45-106 – *Prospectus and Registration Exemptions* (Canada), no action has been or will be taken by ADB that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, each of the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

11. This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

ROYAL BANK OF CANADA EUROPE LIMITED

CANADIAN IMPERIAL BANK OF COMMERCE, LONDON BRANCH

By: B. Tyrell

Name: B. TYRRELL
Title: Attorney-in-fact for each of the several underwriters named above

CONFIRMED AND ACCEPTED, as of the date first written above:

ASIAN DEVELOPMENT BANK

By: ______________________

Name: JUANITO LIMANDIBRATA
Title: Assistant Treasurer

Execution Copy

PRICING SUPPLEMENT

ADB

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

Series No: 238-00-1

CAD 250,000,000

4.65 per cent. Notes due 16 February 2027

Issue price: 99.667 per cent.

DEALERS

RBC CAPITAL MARKETS

CIBC WORLD MARKETS

The date of this Pricing Supplement is 15 February 2006.

This pricing supplement (the "**Pricing Supplement**") is issued to give details of an issue of CAD250,000,000 4.65 per cent. Notes due 16 February 2027 (the "**Notes**") by the Asian Development Bank ("**ADB**") under its Global Medium-Term Note Program and to provide information supplemental to the Prospectus referred to below.

This Pricing Supplement supplements the terms and conditions of the Notes set forth in the prospectus dated 20 July 2005 (as amended and supplemented and together with the documents incorporated by reference therein, the "**Prospectus**") and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, capitalized terms used herein have the meanings given to them in the Prospectus.

The issue of the Notes was authorized pursuant to a global borrowing authorization of the Board of Directors of ADB dated 6 December 2005.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

The Notes are not required to be and have not been registered under the U.S. Securities Act of 1933, as amended. The Notes have not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Pricing Supplement. Any representation to the contrary is a criminal offense in the United States.

The distribution of this Pricing Supplement or the Prospectus and the offer and sale of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Pricing Supplement or the Prospectus comes are required by ADB and the Dealers to inform themselves about and to observe any such restrictions. For a description of certain restrictions on offers and sales of Notes and on the distribution of this Pricing Supplement or the Prospectus, see "Plan of Distribution" in the Prospectus.

The Notes are not the obligation of any government.

TERMS AND CONDITIONS

The following items are the particular terms and conditions of the Notes to which this Pricing Supplement relates. In case of any conflict between such terms and conditions and the terms and conditions set forth in the Prospectus, the terms and conditions set forth in this Pricing Supplement shall govern.

General Provisions

1.	Issuer:		Asian Development Bank
2.	Series Number:		238-00-1
3.	(i)	Specified Currency (Condition 1(c)):	Canadian Dollars ("**CAD**")
	(ii)	Specified Principal Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable
	(iii)	Specified Interest Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable
	(iv)	Alternative Currency (Condition 7(i)) (if applicable):	Not applicable
4.	Aggregate Nominal Amount:		CAD250,000,000
5.	Issue Price:		99.667 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations (Condition 1(a)):		CAD1,000
7.	(i)	Issue Date (Condition 5(d)):	16 February 2006
	(ii)	Interest Commencement Date (if different from the Issue Date (Condition 5(d)):	Not applicable
8.	Maturity Date or Redemption Month (Condition 6(a)):		16 February 2027
9.	Interest Basis (Condition 5)):		Fixed Rate (Condition 5(a)) (further particulars specified below)
10.	Redemption/Payment Basis (Condition 6(a)):		Redemption at par
11.	Change of Interest or Redemption/Payment Basis:		Not applicable
12.	Put/Call Options (Conditions 6(e) and (f)):		Not applicable
13.	Status of the Notes (Condition 3):		Senior
14.	Listing:		None

15. Method of distribution:	Syndicated

Provisions Relating to Interest Payable

16. Fixed Rate Note Provisions (Condition 5(a)):	Applicable for the period from and including the Issue Date to but excluding the Maturity Date
(i) Rate(s) of Interest:	4.65 per cent. per annum, payable semi-annually in arrear
(ii) Interest Payment Date(s):	16 February and 16 August in each year from and including 16 August 2006 to the Maturity Date; the aggregate amount of annual interest payable in a period of one full year (the "**Annual Interest Amount**") shall be calculated on the Aggregate Nominal Amount, the aggregate amount of semi-annual interest payable shall equal one-half of the Annual Interest Amount
(iii) Fixed Coupon Amount(s):	CAD23.25 per Specified Denomination
(iv) Broken Amount(s):	Not applicable
(v) Day Count Fraction (Condition 5(d)):	Whenever it is necessary to compute any amount of accrued interest in respect of the Notes for a period of less than one full year, other than with respect to regular semi-annual interest payments, such interest shall be calculated on the basis of the actual number of days in the period and a year of 365 days (or 366 days in a leap year) ("**Actual/Actual Canadian Compound Method**")
(vi) Determination Date(s):	Not applicable
(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not applicable
17. Floating Rate Note Provisions (Condition 5(b)):	Not applicable
18. Zero Coupon/Deep Discount Note Provisions (Conditions 5(c) and 6(c)):	Not applicable
19. Index-Linked Interest Note Provisions:	Not applicable
20. Dual Currency Note Provisions:	Not applicable

Provisions Relating to Redemption

21.	Call Option (Condition 6(e)):	Not applicable
22.	Put Option (Condition 6(f)):	Not applicable
23.	Final Redemption Amount:	Aggregate Nominal Amount
	(i) Alternative Payment Mechanism (Condition 7(a) and (c)):	Not applicable
	(ii) Long Maturity Note (Condition 7(f)):	Not applicable
	(iii) Variable Redemption Amount (Condition 6(d))	Not applicable
24.	Early Redemption Amount:	
	(i) Early Redemption Amount(s) payable on an Event of Default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Unmatured Coupons to become void (Condition 7(f)):	No

Additional General Provisions Applicable to the Notes

25.	Form of Notes:	Registered Notes. See also "Additional Information regarding the Notes Form, Denomination and Legislation" below
26.	Talons for future Coupons to be attached to definitive Bearer Notes (and dates on which such Talons mature):	Not applicable
27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of ADB to forfeit the Notes and interest due on late payment:	Not applicable
28.	Details relating to Instalment Notes:	Not applicable
29.	Redenomination, renominalization and reconventioning provisions:	Not applicable
30.	Consolidation provisions:	Not applicable
31.	Other terms or special conditions:	Additional Business Centres: Toronto, London and New York If any date for payment of any principal or interest in respect of the Notes is not a Business Day, ADB shall not be obliged to

pay such principal or interest until the first following day that is a Business Day and shall not be obliged to pay any interest or other payment in respect of such postponed payment

"Business Day" means a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in Toronto, London and New York

Distribution

32. (i) If syndicated, names of Managers:	Royal Bank of Canada Europe Limited and Canadian Imperial Bank of Commerce, London Branch
(ii) Stabilizing Manager (if any):	Royal Bank of Canada Europe Limited
(iii) Commissions and Concessions:	0.30 per cent. of the Aggregate Nominal Amount
33. If non-syndicated, name of Dealer:	Not applicable
34. Additional selling restrictions:	The following should be read in conjunction with the description contained in Exhibit D to the Standard Provision dated May 17, 2004, which are incorporated by reference into the Terms Agreement and the description contained in the Terms Agreement.

A. United Kingdom

Each Dealer will represent and agree that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

B. Canada

Each Dealer will severally acknowledge, represent and agree that (a) no prospectus has been issued or will be issued in respect of the Notes for distribution to the public under applicable Canadian securities laws, and (b) the Notes may not be offered or sold, directly or indirectly, in Canada except in compliance with applicable Canadian securities laws and accordingly, any sales of the Notes will be

made (i) through a Canadian chartered bank, an appropriately registered securities dealer or in accordance with an available exemption from the registered securities dealer requirements under applicable Canadian securities laws; and (ii) pursuant to an exemption from the prospectus requirements of such securities laws.

Each Dealer will severally acknowledge, represent and agree that other than the filing with the applicable provincial regulatory authorities in Canada of the documents and other information required to be filed with such regulatory authorities in order that the Notes will qualify as debt securities described in section 2.34(2)(g) of National Instrument 45-106 – *Prospectus and Registration Exemptions* (Canada), no action has been or will be taken by ADB that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, each of the Managers will agree that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

Operational Information

35. (i) ISIN: CA 045167BM41
    (ii) CUSIP: 045167BM4
    (iii) CINS: Not applicable
    (iv) Other: Not applicable

36. Common Code: 024421996

37. Any clearing system(s) other than Euroclear, Clearstream, Luxembourg and the relevant identification number(s): The Canadian Depository for Securities Limited (**"CDS"**) and through direct or indirect participants in CDS; Euroclear; Clearstream, Luxembourg. For Clearance and Settlement Procedures see "Additional Information regarding Clearing and Settlement" below

38. Delivery: Delivery free of payment

39. Additional Paying Agent(s) (if any): None

40. Governing Law: English

General Information

Additional Information regarding the Notes

Form, Denomination and Registration

The Notes will be issued in the form of a fully registered global note registered in the name of CDS & CO., as nominee of CDS and held by CDS (the "Global Note"). Beneficial interests in the Global Note will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in CDS. Investors may elect to hold interests in the Global Note directly through any of CDS (in Canada) or Clearstream, Luxembourg or Euroclear (in Europe) if they are participants of such systems, or indirectly through organizations that are participants in such systems. Clearstream, Luxembourg and Euroclear will hold interests on behalf of their participants through customers' securities accounts in their respective names on the books of their respective Canadian subcustodians, each of which is a Canadian schedule I chartered bank ("Canadian Subcustodians"), which in turn will hold such interests in customers' securities accounts in the names of the Canadian Subcustodians on the books of CDS. Except in the limited circumstances described below, owners of beneficial interests in the Global Note will not be entitled to have Notes registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered owners or holders thereof under the Global Agency Agreement.

All Notes will be recorded in a register maintained by the Registrar and will be registered in the name of CDS & CO. for the benefit of owners of beneficial interests in the Global Note, including participants of Clearstream, Luxembourg and Euroclear.

Definitive Certificates

No beneficial owner of the Notes will be entitled to receive physical delivery of the Notes in definitive form except in the limited circumstances described below.

If CDS notifies ADB that it is unwilling or unable to continue as depositary in connection with the Global Note or ceases to be a recognized clearing agency under the Securities Act (Ontario) or other applicable Canadian securities legislation, and a successor depositary is not appointed by ADB within 90 days after receiving such notice or becoming aware that CDS is no longer so recognized, ADB will issue or cause to be issued fully registered Notes in definitive form upon registration of, transfer of, or in exchange for, the Global Note. ADB may also at any time and in its sole discretion determine not to have any of the Notes held in the form of the Global Note and, in such event, will issue or cause to be issued fully registered Notes in definitive form upon registration of, transfer of, or in exchange for, such Global Note.

Additional Information regarding Clearing and Settlement

Links have been established among CDS, Clearstream, Luxembourg and Euroclear to facilitate initial issuance of the Notes and cross-market transfers of the Notes associated with secondary market trading. CDS will be directly linked to Clearstream, Luxembourg and Euroclear through the CDS accounts of their respective Canadian Subcustodians.

The Clearing Systems

CDS was incorporated in 1970 and is Canada's national securities clearing and depositary services organization. Functioning as a service utility for the Canadian financial community, CDS provides a

variety of computer automated services for financial institutions and investment dealers active in domestic and international capital markets. CDS participants ("CDS Participants") include banks (including the Canadian Subcustodians), investment dealers and trust companies and may include certain of the Managers. Indirect access to CDS is available to other organizations that clear through or maintain a custodial relationship with a CDS Participant. Transfers of ownership and other interests, including cash distributions, in Notes in CDS may only be processed through CDS Participants and will be completed in accordance with existing CDS rules and procedures. CDS operates in Montreal, Toronto, Calgary, Vancouver and Halifax to centralize securities clearing functions through a central securities depositary.

CDS is a private corporation, owned one-third by investment dealers, one-third by banks and one-third by trust companies through their respective industry associations. CDS is the exclusive clearing house for equity trading on the Toronto Stock Exchange and also clears a substantial volume of "over the counter" trading in equities and bonds.

Global Clearance and Settlement Procedures

Initial settlement for the Notes will be made in immediately available Canadian dollar funds.

Secondary market trading between CDS Participants will be in accordance with market conventions applicable to transactions in book-based Canadian domestic bonds. Secondary market trading between Clearstream, Luxembourg participants and or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

Transfers between CDS and Clearstream, Luxembourg or Euroclear.

Cross-market transfers between persons holding directly or indirectly through CDS Participants, on the one hand, and directly or indirectly through Clearstream, Luxembourg or Euroclear participants, on the other, will be effected in CDS in accordance with CDS rules; however, such cross-market transactions will require delivery of instructions to the relevant clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines. The relevant clearing system will, if the transaction meets its settlement requirements, deliver instructions to CDS directly or through its Canadian Subcustodian to take action to effect final settlement on its behalf by delivering or receiving Notes in CDS, and making or receiving payment in accordance with normal procedures for settlement in CDS. Clearstream, Luxembourg participants and Euroclear participants may not deliver instructions directly to CDS or the Canadian Subcustodians.

Because of time-zone differences, credits of Notes received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a CDS Participant will be made during subsequent securities settlement processing and dated the business day following the CDS settlement date. Such credits or any transactions in such Notes settled during such processing will be reported to the relevant Clearstream, Luxembourg participants or Euroclear participants on such business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of Notes by or through a Clearstream, Luxembourg participant or a Euroclear participant to a CDS Participant will be received with value on the CDS settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in CDS.

Although CDS, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of Notes among participants of CDS, Clearstream, Luxembourg and Euroclear, they

are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

Additional Information regarding Currency

Currency

Initial purchasers are required to make payment in Canadian dollars.

Investors will be subject to foreign exchange risks as to payments in respect of principal and interest that may have important economic and tax consequences to them.

Stabilizing

In connection with this issue, Royal Bank of Canada Europe Limited may over-allot or effect transactions which stabilize or maintain the market price of the Notes at a level which might not otherwise prevail. Such stabilizing, if commenced, may be discontinued at any time.

Material Adverse Change Statement

There has been no material adverse change in the financial position or prospects of ADB since the date of the financial statements included in the most recently published Information Statement of ADB. ADB's latest Information Statement was issued on 29 April 2005.

Recent Developments

On 6 May 2005, ADB's Board of Governors approved the following with respect to its 2004 ordinary capital resources net income:

a) U.S.$41.0 million, representing FAS133 adjustment at 31 December 2004, be added to the cumulative revaluation adjustment account;
b) U.S.$51.8 million, representing the adjustment to the loan loss reserve at 31 December 2004, be removed from the loan loss reserve;
c) U.S.$37.9 million be allocated to ordinary reserve;
d) U.S.$40.0 million be allocated to surplus;
e) U.S.$288.0 million be allocated to the Asian Tsunami Fund;
f) U.S.$32.0 million be allocated to the Technical Assistance Special Fund; and
g) U.S.$40.0 million be allocated to the Asian Development Fund.

On 25 August 2005, ADB's Board of Directors approved ADB's new local currency loan product that will enable ADB to offer local currency financing to its public and private sector borrowers.

Effective 20 September 2005, Armenia became the 64th Member of ADB.

On 25 November 2005, the Board of Governors of ADB adopted a resolution to transfer U.S.$40.0 million, being the unutilized Asian Tsunami Fund returned to ordinary capital resources surplus, and U.S.$40.0 million, being net income of ordinary capital resources previously allocated to surplus, to the Pakistan Earthquake Fund.

Responsibility

ADB accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Prospectus referred to above, contains all information that is material in the context of the issue of the Notes.

ASIAN DEVELOPMENT BANK

By: ______________________

Name: Juanito Limandibrata

Title: Assistant Treasurer

ISSUER

Asian Development Bank
6 ADB Avenue
Mandaluyong City
1550 Metro Manila
Philippines

Postal Address
P.O. Box 789
0980 Manila
Philippines

GLOBAL AGENT, REGISTRAR AND TRANSFER AGENT

Citibank, N.A.
Citigroup Centre
Canada Square
Canary Wharf
London E14 5BL

Citibank, N.A.
123 Front Street West, 11th Level
Toronto, Ontario
Canada M5J 2M3

LEGAL ADVISERS TO THE DEALERS

As to Canadian law

Stikeman Elliott LLP
Dauntsey House
4B Fredrick's Place
London EC2R 8AB

END